Exhibit 99.1

VisionChina Media Inc. Announces First Quarter 2012 Results

BEIJING, May 8, 2012 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the quarter ended March 31, 2012.

Key Quarterly Financial and Operating Data for the First Quarter of 2012

Total revenues, consisting entirely of advertising service revenue, in the first quarter of 2012 were $28.3 million, slightly exceeding the Company’s guidance.

Gross loss in the first quarter of 2012 was $4.0 million.

Operating loss in the first quarter of 2012 was $22.5 million.

Net loss attributable to VisionChina Media shareholders in the first quarter of 2012 was $21.1 million.

In the first quarter of 2012, the Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets and provision for contingent loss in connection with litigation, was $18.0 million, within the Company’s guidance range.

Basic and diluted net loss per share attributable to VisionChina Media shareholders in the first quarter of 2012 was $0.21 and $0.21, respectively (each ADS representing one common share).

The Company had cash and cash equivalents of $75.9 million as of March 31, 2012. Net cash used in operating activities was $11.1 million in the first quarter of 2012.

Total broadcasting hours in the Company’s network in the first quarter of 2012 were 41,012 hours.

As of March 31, 2012, the Company’s network covered 20 cities secured either by exclusive agency agreements or joint venture contracts, and included 135,762 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour in the Company’s network in the first quarter of 2012 was $679.

The Company sold an average of 6.31 advertising minutes per broadcasting hour in its network in the first quarter of 2012.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “In the first quarter, seasonality was exacerbated by a decline in advertising spending by internet-based businesses that had recently experienced a slowdown in capital raising. The quarter was also impacted by a temporary pull-back in advertising spending by some of our small and medium size enterprise clients in reaction to rate card increases in the fourth quarter of 2011 across our network. We continue to be committed to the optimization of our management systems and media platform, to product and programming innovation, and to increased distribution of self-produced television programming.  In light of the upcoming London Olympic Games, we remain confident in our ability to perform in the second half of 2012 and expect to attract incremental advertising spending.”

Stanley Wang, VisionChina Media’s senior vice president of finance, added, “Although seasonality and a delay in advertiser spending influenced our year-over-year and sequential revenue comparisons, we delivered advertising service revenue totals that exceeded our guidance.  As in previous years, we expect to see a rebound in the second half of 2012, and our results in the second quarter of 2012 thus far are in line with those expectations. An improving revenue picture over the year, combined with our continuous cost-reduction efforts, should allow for improvement to our bottom line in the second half of 2012.”

First Quarter 2012 Results

VisionChina Media’s total revenues were $28.3 million in the first quarter of 2012, representing a decrease of 13.1% from $32.5 million in the first quarter of 2011 and a decrease of 47.0% from $53.4 million in the fourth quarter of 2011. The year-over-year decrease is primarily attributable to a decline in advertising service revenue from the internet-based business sector. The quarter-over-quarter decrease is primarily the result of expected seasonality.

Total broadcasting hours in the first quarter of 2012 were 41,012 hours, compared to 45,878 hours in the first quarter of 2011 and 41,463 hours in the fourth quarter of 2011.

Average advertising revenue per broadcasting hour was $679 in the first quarter of 2012, compared to $699 in the first quarter of 2011 and $1,217 in the fourth quarter of 2011.

In the first quarter of 2012, the Company sold a total of 258,827 advertising minutes in its network, compared to 321,849 advertising minutes in the first quarter of 2011 and 370,998 advertising minutes in the fourth quarter of 2011.

The Company sold an average of 6.31 advertising minutes per broadcasting hour in the first quarter of 2012, compared to 7.02 advertising minutes per broadcasting hour in the first quarter of 2011 and 8.95 advertising minutes per broadcasting hour in the fourth quarter of 2011.

During the first quarter of 2012, 490 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 333 advertisers in the first quarter of 2011 and 676 advertisers in the fourth quarter of 2011.

Media cost, the most significant component of advertising service cost, was $26.7 million in the first quarter of 2012, representing 82.7% of total advertising service cost, compared to $26.3 million, or 81.5% of total advertising service cost, in the first quarter of 2011, and $24.6 million, or 80.8% of total advertising service cost, in the fourth quarter of 2011.

Gross loss in the first quarter of 2012 was $4.0 million, compared to gross profit of $0.2 million in the first quarter of 2011 and gross profit of $21.4 million in the fourth quarter of 2011.  Gross loss in the first quarter of 2012 was primarily the result of a decrease in total revenues.

Advertising service gross margin was negative 14.2% in the first quarter of 2012, compared to 0.7% in the first quarter of 2011 and 40.9% in the fourth quarter of 2011.

Selling and marketing expenses were $13.3 million in the first quarter of 2012, representing an increase of 33.9% from $9.9 million in the first quarter of 2011 and a decrease of 8.4% from $14.5 million in the fourth quarter of 2011. Selling and marketing expenses accounted for 47.0% of the Company’s advertising service revenue in the first quarter of 2012, compared to 30.5% in the first quarter of 2011 and 28.1% in the fourth quarter of 2011. The year-over-year increase in selling and marketing expenses was primarily attributable to increased promotional expenses and spending in market research incurred by the sales and marketing department.

General and administrative expenses were $3.9 million in the first quarter of 2012, representing an increase of 63.6% from $2.4 million in the first quarter of 2011 and a decrease of 4.3% from $4.1 million in the fourth quarter of 2011.

The Company recorded a contingent loss of $1.4 million in connection to the pending litigation with the selling shareholders and former management of Digital Media Group Company Limited (“Digital Media Group”) in the first quarter of 2012, compared to a contingent loss of $0.7 million for the same pending litigation in the fourth quarter of 2011. The Company did not incur any such contingent loss in the first quarter of 2011.

Operating loss was $22.5 million in the first quarter of 2012, compared to operating loss of $14.3 million in the first quarter of 2011 and operating profit of $2.4 million in the fourth quarter of 2011.

The Company recorded net interest expense of $0.2 million in the first quarter of 2012, compared to net interest expense of $0.8 million in the first quarter of 2011 and net interest expense of $1.0 million in the fourth quarter of 2011.

The Company recorded income tax benefits of $1.4 million in the first quarter of 2012, compared to income tax benefits of $2.2 million in the first quarter of 2011 and income tax benefits of $0.3 million in the fourth quarter of 2011.

Net loss attributable to VisionChina Media shareholders (GAAP) was $21.1 million in the first quarter of 2012, compared to net loss attributable to VisionChina Media shareholders of $13.0 million in the first quarter of 2011 and net income attributable to VisionChina Media shareholders of $1.7 million in the fourth quarter of 2011.

Basic and diluted net loss per share (GAAP) was $0.21 and $0.21, respectively, in the first quarter of 2012.

Net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets and contingent loss in connection with litigation (non-GAAP) was $18.0 million in the first quarter of 2012, compared to non-GAAP net loss of $10.9 million in the first quarter of 2011 and non-GAAP net income of $4.1 million in the fourth quarter of 2011.

As of March 31, 2012, the Company had 135,762 digital television displays in its network, compared to 133,792 as of March 31, 2011 and 137,423 as of December 31, 2011.

As of March 31, 2012, the Company had 845 employees, compared to 839 employees as of March 31, 2011 and 829 employees as of December 31, 2011.

As of March 31, 2012, the Company had cash and cash equivalents of $75.9 million, compared to $80.3 million as of December 31, 2011. The Company’s net cash used in operating activities was $11.1 million in the first quarter of 2012.

Depreciation and amortization was $2.8 million and capital expenditures were $0.1 million in the first quarter of 2012.

Business Outlook

The Company estimates its advertising service revenue in the second quarter of 2012 to be between $40.0 million and $43.0 million. Second quarter 2012 net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses, amortization of intangible assets, contingent loss in connection with litigation, and/or impairment loss and income tax credit in connection with the impairment loss, (non-GAAP) is estimated to be between $5.0 million and $8.0 million.

These estimates are based on an exchange rate of RMB 6.3122 per $1.00.

The Company noted that its guidance is based on its current network that, as of the date of this press release, has already been secured by exclusive agency agreements or joint venture contract and based on management’s current assessment of the possible outcome of pending litigation with the selling shareholders and former management of Digital Media Group. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the pending litigation that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on May 8, 2012 (8:00 a.m. Beijing/Hong Kong Time on May 9, 2012).

Dial-in details for the earnings conference call are as follows:

US Toll Free: +1-866-519-4004
US Toll: +1-718-354-1231
Hong Kong Toll: +852-2475-0994
International Toll: +65-6723-9381

Passcode for all regions: VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until June 8, 2012.

US Toll Free: +1-866-214-5335
US Toll: +1-718-354-1232
International Toll: +61-2-8235-5000
Passcode for all regions: 77154848

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of March 31, 2012, VisionChina Media’s advertising network included 135,762 digital television displays on mass transportation systems in 20 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation, and/or impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
Email: colin.wang@visionchina.cn

Mrs. Helen Plummer
Investor Relations Adviser
VisionChina Media Inc.
Tel: +86-139-1167-2124
Email: helen.plummer@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: visn@ogilvy.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	March 31, 2012	December 31, 2011
	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	75,889	80,310
Restricted cash	3,327	3,306
Accounts receivable, net	58,027	66,284
Amounts due from related parties	2,268	2,444
Prepaid expenses and other current assets	33,032	34,278
Total current assets	172,543	186,622
Non-current Assets:
Fixed assets, net	12,557	13,638
Goodwill	142,305	141,406
Intangible assets	38,229	39,537
Investments under equity method	7,383	7,201
Other investments	3,040	3,021
Long-term prepayments and deposits	20,001	19,896
Restricted cash	1,109	1,102
Deferred tax assets	3,753	2,718
Total non-current assets	228,377	228,519
TOTAL ASSETS	400,920	415,141

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	26,932	20,465
Accounts payable	13,785	16,149
Amounts due to related parties	1,365	1,416
Consideration payable	64,000	64,000
Income tax payable	46	118
Accrued expenses and other current liabilities	19,760	18,814
Total current liabilities	125,888	120,962
Non-current Liabilities:
Deferred tax liabilities	9,483	9,808
Other non-current liabilities	975	969
Total non-current liabilities	10,458	10,777
Total liabilities	136,346	131,739

Equity:
Common shares	10	10
Additional paid-in capital	342,178	341,963
Accumulated deficit	(114,825)	(93,729)
Accumulated other comprehensive income	37,025	34,940
Total VisionChina Media Inc. shareholders’ equity	264,388	283,184
Noncontrolling interest	186	218
Total equity	264,574	283,402
TOTAL LIABILITIES AND EQUITY	400,920	415,141

Note 1:  Information extracted from the audited consolidated financial statements included in the Company’s 2011 annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012, and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	March 31, 2012	December 31, 2011	March 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	28,292	51,597	32,548
Advertising equipment revenue	—	1,778	—
Total revenues	28,292	53,375	32,548
Cost of revenues:
Advertising service cost	(32,303)	(30,501)	(32,325)
Advertising equipment cost	—	(1,494)	—
Total cost of revenues	(32,303)	(31,995)	(32,325)
Gross (loss) profit	(4,011)	21,380	223
Operating expenses:
Selling and marketing expenses	(13,309)	(14,522)	(9,937)
General and administrative expenses	(3,894)	(4,070)	(2,380)
Contingent loss in connection with a litigation	(1,410)	(675)	—
Other operating expense	—	—	(2,141)
Total operating expenses	(18,613)	(19,267)	(14,458)
Share of profits (loss) from equity method investees	137	(108)	(90)
Dividend income from other investments	—	142	—
Gain on disposal of equity interest in a subsidiary	—	227	—
Operating (loss) profit	(22,487)	2,374	(14,325)
Interest income	168	51	442
Interest expense	(399)	(1,071)	(1,262)
Other income (expenses)	173	(18)	(30)
Net (loss) income before income taxes	(22,545)	1,336	(15,175)
Income tax benefits	1,417	303	2,225
Net (loss) income	(21,128)	1,639	(12,950)
Net loss (income) attributable to noncontrolling interest	32	29	(17)
Net (loss) income attributable to VisionChina Media Inc. shareholders	(21,096)	1,668	(12,967)

Net (loss) income per share:
Basic	(0.21)	0.02	(0.13)
Diluted	(0.21)	0.02	(0.13)

Weighted average number of shares used in computation of net (loss) income per share:
Basic	101,362,345	101,378,167	102,285,174
Diluted	101,362,345	102,016,458	102,285,174

Share-based compensation expenses during the related periods included in:
Cost of revenues	(13)	(13)	(22)
Selling and marketing expenses	(102)	(104)	(124)
General and administrative expenses	(59)	(57)	(94)
Total	(174)	(174)	(240)

Reconciliation from GAAP net (loss) income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net (loss) income attributable to VisionChina Media Inc. shareholders:
Net (loss) income attributable to VisionChina Media Inc. shareholders (GAAP)	(21,096)	1,668	(12,967)
Add back share-based compensation expenses	174	174	240
Add back amortization of intangible assets	1,554	1,541	1,825
Add back contingent loss in connection with a litigation	1,410	675	—
Net (loss) income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(17,958)	4,058	(10,902)